April 18, 2025
Raymond Be
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 442 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 SCM Rainwater ETF
Dear Mr. Be:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the SCM Rainwater ETF, a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements, or recoupment obligations and if so, please disclose the details in a footnote to the fee table. In addition, add a footnote clarifying any fund expenses that are not covered under the fund’s unitary fee arrangement.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A. The Registrant confirms that there are not expected to be any fee waivers, reimbursements, or recoupments related to the Fund. In addition, the Registrant does not intend to add a footnote to the fee table explaining the unitary fee arrangement. The Registrant does not anticipate any of the expenses excluded from the unitary fee arrangement will have an impact on the Fund’s fee table and, as a result, it will rely on the discussion of the unitary fee arrangement in the Fund Management section of the prospectus.
Comment 3:In the first paragraph of the Principal Investment Strategies section, there is discussion of the Fund typically being comprised of concentrated positions in particular companies. To the extent known, please add the number or range of securities that the Fund anticipates holding at any given time.
Response: Because the Fund’s strategy does not necessarily result in a particular number or range of securities, the Registrant respectfully declines to specify a number or range of securities that the Fund anticipates holding. The Registrant notes that the Amendment currently states that “individual positions will frequently exceed 5% and may exceed 10% of the Fund’s net assets,” which the Registrant believes is sufficient to inform investors about the anticipated position sizes of the Fund.
Comment 4:To the extent the Fund investments in initial public offerings of equity securities or other ETFs will be significant, briefly discuss the Sub-Adviser’s selection process and the anticipated allocation to these strategies.
Response: The Registrant does not anticipate the Fund’s exposure to IPOs and/or ETFs to be significant so it has elected not to add any additional disclosure regarding these investments. Although these investments are not expected to be significant, the Registrant believes it is important to inform investors that it may have exposure, at times, to such investments so it intends to leave the reference to these investments in the Principal Investment Strategies section along with the relevant risk disclosures.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Comment 5:In the Principal Risks section of the prospectus, the Fund discloses Information Technology Sector Risk but the description of the risk focuses on technology sector risk. Please clarify if the Fund’s principal risk is Technology Sector Risk or if it should remain Information Technology Sector Risk. If the later, consider updating the disclosure to focus on risks more closely associated with the information technology sector.
Response: The Registrant has updated the risk disclosure to “Technology Sector Risk” and believes the current disclosure is appropriate for investments in the technology sector.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.25%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	1.25%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$127	$397

3